ArcelorMittal and Borusan announce $500 million investment in new hot strip mill in Turkey

Luxembourg/Istanbul, 22 October 2007 – ArcelorMittal, the world’s number one steel company, and Borusan, one of Turkey’s leading steel producers, today announce a 50/50 joint venture partnership which will see a $500 million investment in the construction of a new hot strip mill in Gemlik (Turkey).

The mill, which will be located in Turkey next to ArcelorMittal and Borusan’s jointly operated Borçelik plant in Gemlik, on the Marmara sea coast, is planned to come online in first half 2010 with a capacity of 4.8 million tonnes. Slabs for this hot strip mill will mainly be sourced from ArcelorMittal, which will ensure a regular supply of high quality products to better serve the booming Turkish steel market. A Memorandum of Understanding was signed by both parties today. The implementation of the proposed joint venture is subject to customary regulatory clearances.

Michel Wurth, member of ArcelorMittal’s Group Management Board in charge of Flat Carbon Europe, said: “The Turkish steel market is strong and expected to grow at a yearly rate of at least 6% over the next ten years. We at ArcelorMittal are very excited at the prospect of expanding our cooperation with our partner Borusan into the hot rolled coil business. This hot strip mill will offer high grade products, which we believe can be very successful on the Turkish market.”

Agah Ugur, CEO of Borusan Holding, said: “Borusan is an experienced and leading steelmaker on the Turkish market. Our cooperation with ArcelorMittal over the past years has much helped to develop the Turkish steel industry and economy. Only in August last year did ArcelorMittal and Borusan decide to jointly build a galvanising line, the third at our common Borçelik plant. Thanks to this cooperation, Borçelik is today the most modern galvanising facility in Turkey and the leading supplier to the Automotive industry. Currently, Turkey imports large volumes of hot rolled coil, and it makes perfect sense to locate such a facility at Gemlik, which has its own port and an ideal industrial layout for such a purpose”.

ArcelorMittal has been present on the Turkish market for more than 15 years, with, in addition to its Borçelik cold rolling and galvanising joint venture, businesses in the packaging, distribution, steel service centers and stainless segments.

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

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